SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2002

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No x

The following press release was issued by Alcon, Inc. on August 2, 2002.

For Immediate Release

Alcon PMA Filing for Customized LASIK Surgery

Recommended by FDA Ophthalmic Devices Panel for Approval

Hünenberg, Switzerland - August 1, 2002 - Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) Ophthalmic Devices Panel unanimously recommended approval of its customized wavefront-guided laser eye surgery application for myopia between 0 and -7 diopters.

Utilizing the LADARVision® 4000 excimer laser and the LADARWave™ wavefront measuring device, Alcon brings a system approach to custom laser eye surgery. High and low order aberrations unique to each patient eye are captured by the LADARWave aberrometer. This information is then transferred to the LADARVision 4000 excimer laser where it is electronically registered and computer matched to create the precision ablation required in customized laser eye surgery.

"Unlike current laser modalities for correcting refractive errors, wavefront guided customized LASIK should provide surgeons the ability to control the visual effects of higher-order aberrations. Treating aberrations, which impact low contrast visual activities such as night driving, should improve the patient's quality of vision," said Dr. Stephen Brint, Associate Professor of Ophthalmology at Tulane University School of Medicine and one of the five surgeons participating in the clinical investigations.

"The refractive community has eagerly anticipated this new technology," said Bill Barton, VP and General Manager, Surgical Division. "We are proud to be the first in the industry to offer an approach that has the potential to improve visual acuity and enhance overall vision quality as compared to today's conventional LASIK Surgery. We will work proactively with the FDA to address the labeling recommendations set forth by the Panel."

Alcon was the first company to initiate FDA clinical trials for customized LASIK surgery using a wavefront measurement device and an excimer laser. Clinical trials are continuing for the treatment of myopic astigmatism, hyperopia with and without astigmatism and other ocular irregularities utilizing this technology.

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. The LADARVision 4000 excimer laser and other refractive products are commercially available in the United States and International markets.

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Alcon PMA Filing for Custom LASIK Surgery

Approved by FDA for Further Review

Add one

Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the acceptance by the FDA of our PMA and the expected benefits of custom wavefront-guided laser eye surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain FDA approval of the PMA or approval of the PMA may take longer than we expect; general economic conditions in the United States and internationally; technological advances attained by our competitors; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media inquiries: Suzie DeMent (Public Relations)
817-551-4950
www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	August 5, 2002	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Controller

Date	August 5, 2002	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Finance Manager